March 26, 1999


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.


Attention:  Filing Desk
Stop 1-4
Washington, DC 20549-1004

RE:  The Connecticut Light and Power Company
     Western Massachusetts Electric Company
     Northeast Nuclear Energy Company
     File No. 70-6907

Gentlemen:

Enclosed for filing on behalf of The Connecticut Light and Power Company (CL&P), Western Massachusetts Electric Company (WMECO), and Northeast Nuclear Energy Company (NNECO) is a Certificate As To Partial Consummation Of Transaction under Rule 24 of the Public Utility Holding Company Act of 1935 with respect to the calculation of the composite return on equity NNECO will use in 1999 for purposes of billing CL&P and WMECO under the Amended and Restated Millstone Plant Agreement.


                                        Very truly yours,




                                        /s/ John J. Roman
                                            John J. Roman
                                            Vice President and Controller

Enclosures







                             UNITED STATES OF AMERICA

                                    before the

                         SECURITIES AND EXCHANGE COMMISSION


----------------------------------------------
                                             )
In the Matter of                             )
                                             )
THE CONNECTICUT LIGHT AND POWER COMPANY      )
NORTHEAST NUCLEAR ENERGY COMPANY             )
Berlin, Connecticut                          )
                                             ) CERTIFICATE AS TO
WESTERN MASSACHUSETTS ELECTRIC COMPANY       ) PARTIAL CONSUMMATION
West Springfield, Massachusetts              ) OF TRANSACTION
                                             )
                                             )
File No. 70-6907                             )
                                             )
(Public Utility Holding Company Act          )
of 1935)                                     )
                                             )
----------------------------------------------

     Pursuant to the Public Utility Holding Company Act of 1935 and Rule 24(a) thereunder, The Connecticut Light and Power Company (CL&P), Western Massachusetts Electric Company (WMECO) and Northeast Nuclear Energy Company (NNECO), referred to collectively herein as the Companies, hereby submit this certification in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration (the Application) filed by the Companies in this proceeding, and of the order dated December 6, 1983 of the Commission with respect thereto (the Order).

     In accordance with the terms of the Application and Order, the Companies hereby submit Exhibit 1, Computation of NNECO's 1999 Equity Return.

Dated:   March 26, 1999


                                THE CONNECTICUT LIGHT AND POWER COMPANY
                                WESTERN MASSACHUSETTS ELECTRIC COMPANY
                                NORTHEAST NUCLEAR ENERGY COMPANY




                                By
                                /s/ John J. Roman
                                    John J. Roman
                                    Their Vice President and Controller












                                                            Exhibit 1

                 COMPUTATION OF NNECO'S 1999 EQUITY RETURN


Effective January 1, 1999 the composite return on equity (ROE)that NNECO will use in its billing to CL&P and WMECO for the calendar year 1999 is as follows:

                                            Composite
                ROE*        Ownership       ROE

   CL&P        10.3%   x    81%      =      8.34%

   WMECO       12.0%   x    19%      =      2.28%



                                           ------

       TOTAL                               10.62%
                                           ======

*These ROE rates are the ROEs authorized by the respective retail rate regulators in the rate decisions most recently decided. Abstracts from those decisions are attached hereto as Exhibit 1-a (CL&P)and Exhibit 1-b (WMECO).







                                                     Exhibit 1-a

Docket No. 98-01-02 Phase 2

     Given the significant decline in interest costs over the last 12 months, the Department has made a reasonable adjustment of 40 basis points from the allowed return on equity of 10.7% set in Docket No. 97-05-12.

     The Department approved capitalization, below, is based on Schedule D-1.0, Revised. An allowed return on equity of 10.3% enables the Company to earn an overall return on rate base of 8.05%.








                                                     Exhibit 1-b

D.P.U. 91-290


or rate design (id., p. 1).

     The Company and the Attorney General agree that for purposes of calculating the Allowance for Funds Used During Construction and inter- and intra-class cost allocations in this case, a rate of return on common equity of 12.00 percent shall be used (id., para. 2.3).

     The Attorney General and WMECO stipulate that if the merger with Public Service of New Hampshire is completed, the Company will serve on the Department and the Attorney General all reports of direct and allocated administrative and general, operations and maintenance, and Northeast Utility Service Company charges billed to each of the Northeast Utility subsidiaries, when those reports are filed with the Connecticut Department of Public Utility Control. Pursuant to the stipulation, the Company will also serve on the Attorney General and the Department all orders by the Connecticut Department of Public Utility Control regarding the ratemaking adjustments to reflect the system-wide apportionment of off-system capacity sales. In addition, the Attorney General and WMECO agree to notify the Department and Attorney General in advance of any proposed changes to the sharing agreement or the capacity transfer agreements that govern certain power transactions among the Northeast Utility system companies (i.d., para. 2.6).